Alphega Innovations Corporation

30 N Gould St., Ste R

Sheridan, WY 82801

September 12, 2025

VIA EDGAR

Attorney Edwin Kim

Division of Corporation Finance

U.S. Securities and Exchange Commission

Re: Alphega Innovations Corporation

Registration Statement on Form S-1: Request for Effectiveness

File No. 333-286526

Dear Sir/Madam:

Alphega Innovations Corporation (the “Company”), hereby requests that the Company’s above-referenced Registration Statement on Form S-1 be declared effective at 4:00 PM EST on Monday, September 15, 2025, or as soon as practicable thereafter.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Luis Carlos Ung

Luis Carlos Ung

CEO